FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following text is the English version of a news release issued in Germany by HSBC Trinkaus & Burkhardt AG, an 80.4% indirectly owned subsidiary of HSBC Holdings plc.

12 March 2012

HSBC TRINKAUS & BURKHARDT AG
2011 PRELIMINARY RESULTS

• Pre-tax profit of €203.1m, 3.3% lower than the record level reported in 2010 (2010: €210.0m).
• Operating profit of €206.8m, 6.1% lower than the prior year (2010: €220.3m) but a strong performance in difficult operating conditions.
• Tier 1 capital ratio of 11.5% exceeds the future regulatory requirements under Basel III (2010: 13.0%).
• Strong growth in customer deposits of 22.3% to €12.4bn (2010: €10.1bn) underlines confidence clients have in the bank's financial strength.

Overview
In a difficult economic environment, HSBC Trinkaus & Burkhardt AG ('HSBC Trinkaus') reported results for 2011 slightly lower than the record levels in 2010. Pre-tax profit of €203.1m was 3.3% below the 2010 figure of €210.0m. The net profit of €132.1m was 5.2% lower than the previous year (2010: €139.4m) and operating profit was 6.1% lower at €206.8m (2010: €220.3m) supported by trading income which was almost at the same level as in 2010 despite the difficult environment.

HSBC Trinkaus' capital ratio remains high at 15.0% (2010: 17.2%) and the tier 1 capital ratio stands at 11.5% (2010: 13.0%), a slight decline due to an increase in risk-weighted assets. The bank's capital ratios already meet the future requirements under Basel III while maintaining sufficient capital for further business expansion. HSBC Trinkaus reported growth in customer deposits in all segments, underlining the confidence placed in the bank as a safe haven in the turbulent market conditions.

The bank's business model of being a commercial bank, focusing on corporate and institutional clients and private banking, together with risk-aware trading operations, continues to prove itself. With a long-term 'AA' issuer rating, HSBC Trinkaus still has the highest Fitch rating among the German private commercial banks.

Financial commentary
There was strong growth in net interest income of 15.7% to €148.9m (2010: €128.7m), as increased lending to corporate clients in the upper MME segment was funded by higher volumes of customer deposits. Interest income from financial assets also grew strongly as the bank invested surplus liquidity in high quality liquid assets. HSBC Trinkaus's conservative positioning with respect to the quality of the assets in which it invests has resulted in it remaining relatively unscathed by the eurozone sovereign debt crisis.

There was a net release of loan impairment and other credit risk provisions, for individually-assessed and collectively-assessed provisions, despite increased lending volumes. This is a result of improvement of the average credit quality of the credit portfolio.

Net fee income declined by 4.6% to €385.5m compared with the prior-year (2010: €404.0m). The lack of client activity in capital markets was felt particularly in the traditional securities business, investment banking and the issuing and structuring business. In the fee-based business with foreign exchange and derivative products, HSBC Trinkaus continued to benefit from the very close cooperation within the HSBC Group. In 2011, the bank offered foreign exchange services in offshore renminbi for the first time.

Net trading income, including trading in equities and bonds, declined slightly to €116.8m (2010: €120.4m) only 3% lower than the high levels achieved in 2010. This success is attributable to the bank's risk management strategy, which has proven itself over many years, and highly experienced trading teams.

Administrative expenses increased by 8.0% to €474.3m (2010: €439.3m). This is primarily due to headcount, which increased to 2,577 (2010: 2,440). The increased headcount reflected the impact of the continued investment to expand the client base and product offerings and improve customer services.

There was a net loss from financial assets of €4.8m on balance (2010: loss of €0.6m). This is largely the result of impairments on a small number of equities and bonds in the banking book.

Total assets increased by 11.0% to €20.6bn as at the balance sheet date (2010: €18.6bn). The structure of the balance sheet remains unchanged demonstrating the resilience of HSBC Trinkaus's business model, despite the financial market crisis.

Customer deposits were up by 22.3% to €12.4bn (2010: €10.1bn). Representing over 60% of total liabilities, they remain the bank's most important source of financing.

Outlook
As a result of its strong capital base, HSBC Trinkaus is in a good position to gain market share in all business segments in 2012. The higher results reported by the Corporate Banking segment in 2011 will continue to form the basis for the focus of the expansion of the business with internationally-oriented corporate clients. The local knowledge and the expertise in product development of the entire HSBC Group are available to the bank's clients in the Institutional Clients business. HSBC Trinkaus has direct access to the Group's global trading books allowing the bank's clients to undertake large-volume transactions. In the Private Banking segment, the bank reported higher 2011 results and will continue to work closely with the rest of the HSBC Group, in particular in the area of international investment solutions.

The final business results for 2011 are scheduled to be published on 18 April 2012.

ends/more

Media enquiries to Steffen Pörner on +49 211 910-1664 or at
steffen.poerner@hsbctrinkaus.de

Note to editors:

1. HSBC Trinkaus & Burkhardt AG
HSBC Trinkaus is a commercial bank which draws on its more than 225-year-old tradition as a trusted advisor to its clients. It is one of Germany's leading banks and a member of the HSBC Group, one of the world's largest banking and financial services organisations. HSBC Trinkaus' particular strength lies in its detailed knowledge of the international markets, mainly the emerging markets, and in its global network which helps its clients grasp international opportunities. With more than 2,500 employees HSBC Trinkaus can be found in seven locations in Germany in addition to the head office in Düsseldorf and has access to the global network of the HSBC Group. With total assets of €20.6bn and €125.5bn in funds under management and administration and a long-term 'AA' issuer rating unchanged since December 2007, the bank has the highest Fitch rating among the German private commercial banks. The bank's central target groups are corporate clients, institutional clients and wealthy private clients. (Figures as at 31 December 2011).

HSBC Trinkaus' press releases can be found on the www.hsbctrinkaus.de homepage under 'Press'.

2. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,200 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, the Middle East and North Africa. With assets of US$2,556bn at 31 December 2011, HSBC is one of the world's largest banking and financial services organisations.

HSBC Trinkaus
Consolidated figures according to International Financial Reporting Standards (IFRS)

1. Balance sheet figures in €m	2011	2010	Change in %

Loans and advances to customers	3,717.2	3,089.6	20.3
Trading assets	9,852.3	10,130.6	- 2.7
Customer accounts	12,413.3	10,148.0	22.3
Trading liabilities	5,426.0	5,200.1	4.3
Shareholders' equity	1,310.5	1,289.7	1.6
Total assets	20,634.4	18,584.0	11.0

2. Income statement in €m

Net interest income	148.9	128.7	15.7
Net loan impairment and other
credit risk provisions	-12.7	7.7	-
Net fee income	385.5	404.0	- 4.6
Net trading income	116.8	120.4	- 3.0
Administrative expenses	474.3	439.3	8.0
Operating profit	206.8	220.3	- 6.1
Pre-tax profit	203.1	210.0	- 3.3
Net profit for the year	132.1	139.4	- 5.2

3. Ratios

Return on equity before tax in %	16.5	19.6	-
Cost efficiency ratio of usual business activity in %	71.4	66.9	-
Funds under management and administration in €bn	125.5	115.3	8.8
Tier 1 ratio* in %	11.5	13.0	-
Total capital ratio in* %	15.0	17.2	-
*after allocation to reserves

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                  Date: 12 March 2012